August 15, 2019

John Newland
Chief Financial Officer
PetIQ, Inc.
923 S. Bridgeway Pl.
Eagle, Idaho 83616

       Re: PetIQ, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           Form 10-Q for Fiscal Quarter Ended June 30, 2019
           Filed August 8, 2019
           Item 2.02 Form 8-K Filed August 7, 2019
           File No. 001-38163

Dear Mr. Newland:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 6 - Selected Financial Data, page 30

1. You present selected financial data as of and for fiscal years ended December 31, 2018,
      2017 and 2016. Please tell us how you complied with Items 301(a) and
(d)(2) of
      Regulation S-K or revise your disclosures accordingly.
 John Newland
PetIQ, Inc.
August 15, 2019
Page 2
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Year Ended December 31, 2018 Compared with Year Ended December 31, 2017, page
33

2. Please disclose the business reasons for material changes between reporting periods in each segment's operating results (e.g., revenues, material expense line items and operating income (loss)) and your non-allocated corporate operating income
(loss). In
         circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to
         Item 303(a) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended June 30, 2019.
Item 2.02 Form 8-K Filed August 7, 2019

Exhibit 99.1
Reconciliation between Gross Profit and Adjusted Gross Profit
Reconciliation between Net Income and Adjusted EBITDA
Reconciliation between Net Income and Adjusted Net Income, page 10

3. Please tell us in detail your purpose for including non-GAAP adjustments for non same-
         store gross loss, non same-store revenue and non same-store costs in calculating adjusted gross profit, adjusted EBITDA and adjusted net income. Please also explain why your management believes that non-GAAP measures with these adjustments provide useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



                                                              Sincerely,
FirstName LastNameJohn Newland
                                                              Division of
Corporation Finance
Comapany NamePetIQ, Inc.
                                                              Office of
Beverages, Apparel and
August 15, 2019 Page 2                                        Mining
FirstName LastName